Exhibit (a)(5)(D)

Ipsen Extends Expiration Date of Tender Offer for Epizyme, Inc. to 11 August 2022

•	Extension allows for satisfaction of the HSR Condition as outlined in the Merger Agreement

•	Epizyme stockholders are encouraged to tender their shares to the offer today

PARIS, FRANCE, 5 August 2022 – Ipsen S.A. (Euronext: IPN; ADR: IPSEY) today announced that Hibernia Merger Sub, Inc. (Purchaser), its wholly owned indirect subsidiary, has extended the expiration time for the previously announced tender offer to purchase all of the issued and outstanding shares of common stock (the Shares) of Epizyme, Inc. (Nasdaq: EPZM) (Epizyme) at a price of $1.45 per share, to the holder in cash, without interest and less applicable withholding taxes, plus one non-transferable contingent value right (CVR) per Share, until 11:59 p.m., Eastern Time on Thursday, 11 August 2022, unless further extended. The tender offer was previously scheduled to expire at one minute after 11:59 p.m., Eastern Time, on Monday, 8 August 2022. All other terms and conditions of the tender offer remain unchanged.

Each CVR represents the right to receive one or more payments in cash, of up to $1.00 per CVR, contingent upon the achievement of certain milestones upon the terms and subject to the conditions described in the Offer to Purchase dated 12 July 2022 (together with any amendments or supplements thereto, the Offer to Purchase) and in the related Letter of Transmittal.

The tender offer was extended to allow additional time for the condition relating to the expiration or termination of the waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the HSR Condition), to be satisfied.

Computershare Trust Company, N.A., the depositary and paying agent for the tender offer, has indicated that, as of 5:00 p.m., Eastern Time, on 4 August 2022, approximately 42,256,760 Shares had been validly tendered into and not validly withdrawn from the tender offer, representing approximately 25% of the Shares outstanding as of 6 July 2022. Stockholders who have already tendered their Shares into the tender offer do not have to re-tender their Shares or take any other action as a result of the extension of the expiration time of the tender offer.

Completion of the tender offer remains subject to additional conditions described in the Tender Offer Statement on Schedule TO (as may be amended or supplemented) filed by Purchaser, Ipsen Biopharmaceuticals, Inc., Ipsen Pharma SAS and Ipsen S.A., with the United States Securities and Exchange Commission (SEC) on 12 July 2022. Such conditions include there having been validly tendered and not validly withdrawn Shares that, considered together with all other Shares (if any) beneficially owned by Ipsen Pharma SAS and its subsidiaries, represent at least one Share more than 50% of the total number of Shares outstanding immediately prior to the expiration of the Offer (including any extensions).

Requests for documents and questions regarding the tender offer may be directed to Georgeson LLC, the Information Agent for the tender offer, by telephone (toll-free) at (866) 203-9357 or by email at epizyme@georgeson.com.

ENDS

About Ipsen

Ipsen is a global, mid-sized biopharmaceutical company focused on transformative medicines in Oncology, Rare Disease and Neuroscience. With Specialty Care sales of €2.6bn in FY 2021, Ipsen sells medicines in over 100 countries. Alongside its external-innovation strategy, the Company’s research and development efforts are focused on its innovative and differentiated technological platforms located in the heart of leading biotechnological and life-science hubs: Paris-Saclay, France; Oxford, U.K.; Cambridge, U.S.; Shanghai, China. Ipsen has around 4,500 colleagues worldwide and is listed in Paris (Euronext: IPN) and in the U.S. through a Sponsored Level I American Depositary Receipt program (ADR: IPSEY). For more information, visit ipsen.com.

Additional Information and Where to Find It

This communication does not constitute an offer to buy or solicitation of an offer to sell Shares. This communication is for informational purposes only. The tender offer is not being made to, nor will tenders be accepted from, or on behalf of, holders of Shares in any jurisdictions in which the making of the tender offer or the acceptance thereof would not comply with the laws of that jurisdiction.

The tender offer is being made pursuant to a Tender Offer Statement on Schedule TO (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) filed by Purchaser, Ipsen Biopharmaceuticals, Inc., Ipsen Pharma SAS and Ipsen S.A. with the SEC on 12 July 2022, as amended or supplemented from time to time. In addition, on 12 July 2022, Epizyme filed a Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the Solicitation/Recommendation Statement) with the SEC related to the tender offer. EPIZYME’S STOCKHOLDERS ARE ADVISED TO READ THE SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of Shares at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement are available free of charge at the SEC’s website at www.sec.gov.

For further information:

Contacts

Investors

Adrien Dupin de Saint-Cyr

Investor Relations Manager

+33 6 64 26 17 49

Media

Joanna Parish Global Head of Franchise Communications Oncology +44 7840 023 741	Ioana Piscociu Senior Manager Global Media Relations +33 6 69 09 12 96

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